SCHEDULE 13G

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           SALIX PHARMACEUTICALS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    795435106
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 August 22, 2008
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

CUSIP No.  795435106

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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Felix J. Baker
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER
                                -0-
       NUMBER OF           -----------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY              3,858,043
        OWNED BY           -----------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING                -0-
         PERSON            -----------------------------------------------------
          WITH             8    SHARED DISPOSITIVE POWER
                                3,858,043
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,858,043
--------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_| (See Instructions)
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        7.6%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (See Instructions)
        IN
--------------------------------------------------------------------------------


                               Page 2 of 8 Pages

CUSIP No.  795435106
--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
        Julian C. Baker
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                      5    SOLE VOTING POWER
                           -0-
     NUMBER OF        ----------------------------------------------------------
      SHARES          6    SHARED VOTING POWER
   BENEFICIALLY            3,858,043
     OWNED BY         ----------------------------------------------------------
       EACH           7    SOLE DISPOSITIVE POWER
     REPORTING             -0-
      PERSON          ----------------------------------------------------------
       WITH           8    SHARED DISPOSITIVE POWER
                           3,858,043
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,858,043
--------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_| (See Instructions)
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        7.6%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (See Instructions)
        IN
--------------------------------------------------------------------------------


                               Page 3 of 8 Pages

Item 1(a)         Name of Issuer:

                  Salix Pharmaceuticals

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  1700 Perimeter Park Drive
                  Morrisville, North Carolina 27560

Item 2(a)         Name of Person Filing:

                  This Schedule 13G is being filed jointly by Felix J. Baker and Julian C. Baker (the "Reporting Persons").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  Name                             Business Address
                  ----                             ----------------

                  Felix J. Baker                   667 Madison Avenue
                                                   New York, NY 10065

                  Julian C. Baker                  667 Madison Avenue
                                                   New York, NY 10065
Item 2(c)         Citizenship:

                  Each of the Reporting Persons is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.001 per share

Item 2(e)         CUSIP Number:

                  795435106

Item 3.           If this statement is filed pursuant to ss.ss.240.13d-1(b) or
                  (c), check whether the person filing is a:   N/A

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act.

         (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

         (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E).

                               Page 4 of 8 Pages

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of Convertible notes, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 48,039,577 shares outstanding as reported on the company's SEC Form 10Q filed on August 5, 2008.

Such percentage figures are calculated on the basis that the Convertible Notes owned by the Reporting Persons are deemed converted into shares of Common Stock but other outstanding Convertible Notes are not deemed converted or exercised.



                                               Number of      Percent of Class
          Name                                  Shares           Outstanding
          --------------------------------    -----------     ----------------
          Baker Bros. Investments II, L.P.            330           0.0%
          667, L.P.                               896,121           1.8%
          Baker Brothers Life Sciences, L.P.    2,908,265           5.7%
          14159, L.P.                              33,304           0.0%
          FBB Associates                               56           0.0%
          Baker/Tisch Investments, L.P.            19,967           0.1%
          --------------------------------    -----------        -------
          Total                                 3,858,043           7.6%


                  By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.


                               Page 5 of 8 Pages

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  The entities listed in Item 4 above are investment funds the investors in which have the right to receive dividends, interest and the proceeds of sale of securities owned by such funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  N/A

Item 8.           Identification and Classification of Members of the Group.

                  N/A

Item 9.           Notice of Dissolution of Group.

                  N/A

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 6 of 8 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

September 17, 2008

                                          /s/ Felix J. Baker
                                          ----------------------------------
                                          Felix J. Baker


                                          /s/ Julian C. Baker
                                          ----------------------------------
                                          Julian C. Baker











                               Page 7 of 8 Pages

                                    AGREEMENT


                  In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock of Salix Pharmaceuticals, Ltd. is being filed with the Securities and Exchange Commission on behalf of each of them.

September 17, 2008



                                          /s/ Felix J. Baker
                                          ----------------------------------
                                          Felix J. Baker


                                          /s/ Julian C. Baker
                                          ----------------------------------
                                          Julian C. Baker










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